                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                    FORM 11-K

  [X] ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE
      SECURITIES EXCHANGE ACT OF 1934
      For the fiscal year ended December 31, 2001

                                       OR

  [_] TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE
      SECURITIES EXCHANGE ACT OF 1934
      For the transition period from ________________ to ________________.


                         Commission File No.: 000-12954


      A. Full title of the plan and the address of the plan, if different from that of the issuer below:

                    Lancaster Press, Inc. Union Savings Plan
                               3575 Hempland Road
                            Lancaster, PA 17604-3457

      B. Name of the issuer of the securities held pursuant to the plan and the address of the principal executive office:

                        Cadmus Communications Corporation
                         1801 Bayberry Court, Suite 200
                            Richmond, Virginia 23226

                              REQUIRED INFORMATION

 The following financial statements are furnished for the Lancaster Press, Inc. Union Savings Plan:


                        Report of Independent Accountants

                 Statement of Net Assets Available for Benefits
                           December 31, 2001 and 2000

            Statement of Changes in Net Assets Available for Benefits
                      For the Year Ended December 31, 2001

            Notes to Financial Statements December 31, 2001 and 2000

                 Schedule of Assets Held for Investment Purposes
                              at December 31, 2001

                       Consent of Independent Accountants

                                    SIGNATURE

         Pursuant to the requirements of the Securities Exchange Act of 1934, the Administrator of the Plan has caused this Annual Report to be signed on its behalf by the undersigned thereunto duly authorized.

                    LANCASTER PRESS, INC. UNION SAVINGS PLAN
                    Cadmus Journal Services, Inc.,
                    as successor in interest by merger to Lancaster Press, Inc. (As Plan Administrator)


  June 26, 2002     By: /s/  Stephen E. Hare
-----------------       ----------------------
         (Date)         Stephen E. Hare
                        Cadmus Journal Services, Inc.
                        Vice President and Chief Financial Officer

                    LANCASTER PRESS, INC. UNION SAVINGS PLAN

                              Financial Statements

                           December 31, 2001 and 2000

                    LANCASTER PRESS, INC. UNION SAVINGS PLAN

                                Table of Contents

                                                                          Page
                                                                          ----
Report of Independent Accountants                                          1

Financial Statements:
   Statements of Net Assets Available for Benefits                         2
   Statement of Changes in Net Assets Available for Benefits               3
   Notes to Financial Statements                                          4-6

Supplemental Information:
   Schedule of Assets Held for Investment Purposes at December 31, 2001    7

                        REPORT OF INDEPENDENT ACCOUNTANTS

To the Plan Administrator
  Lancaster Press, Inc. Union Savings Plan:

         We have audited the accompanying statements of net assets available for benefits of Lancaster Press, Inc. Union Savings Plan (the "Plan") as of December 31, 2001 and 2000, and the related statement of changes in net assets available for benefits for the year ended December 31, 2001. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

         We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

         In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Lancaster Press, Inc. Union Savings Plan as of December 31, 2001 and 2000, and the changes in net assets available for benefits for the year ended December 31, 2001, in conformity with accounting principles generally accepted in the United States.

         Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets held for investment purposes is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental information is the responsibility of the Plan's management. The supplemental schedule has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

                                  Keiter, Stephens, Hurst, Gary & Shreaves, P.C.

Richmond, Virginia
June 12, 2002

                    LANCASTER PRESS, INC. UNION SAVINGS PLAN

                 Statements of Net Assets Available for Benefits
                           December 31, 2001 and 2000

                   Assets                          2001            2000
                   ------                          ----            ----

Investments, at fair value                   $   1,822,705  $    1,865,319
Contributions receivable, net                       14,261          17,874
                                             -------------  --------------

         Net assets available for benefits   $   1,836,966  $    1,883,193
                                             =============  ==============

See accompanying notes to financial statements.

                    LANCASTER PRESS, INC. UNION SAVINGS PLAN

            Statement of Changes in Net Assets Available for Benefits
                      For the Year Ended December 31, 2001

 Additions:
   Additions to net assets attributed to:
     Investment income:
       Interest and dividends                            $    43,557
       Net depreciation in fair value of investments        (135,901)
                                                         -----------

           Total investment income (loss)                    (92,344)

    Participants' contributions                              191,994
                                                         -----------

           Total additions                                    99,650

 Deductions:
    Benefits paid to participants                            145,877
                                                         -----------

           Net decrease                                      (46,227)

 Net assets available for benefits:
    Beginning of year                                      1,883,193
                                                         -----------

    End of year                                          $ 1,836,966
                                                         ===========

See accompanying notes to financial statements.

                    LANCASTER PRESS, INC. UNION SAVINGS PLAN

                         Notes to Financial Statements



1.       Description of Plan:

         The following description of the Lancaster Press, Inc. Union Savings Plan (the "Plan") provides only general information. Participants should refer to the Plan agreement for a more complete description of the Plan's provisions.

         General: Lancaster Press, Inc. established the Plan in January 1992. In May 1996, Lancaster Press was purchased by Cadmus Communications Corporation ("Cadmus"), and subsequently merged into Cadmus Journal Services, Inc. (the "Company"), a wholly owned subsidiary of Cadmus.

         The Plan is a defined contribution plan covering all employees who are a member of one of the following three collective bargaining units:
         Graphic Communications Union - Local 160-M, Graphic Communications International Union - Local 138B, or Lancaster Local No. 70 - Printing, Publishing and Media Workers Sector - CWA. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 ("ERISA").

         Plan Administration: The Plan is administered by the Plan trustees, a group comprised of Company employees, who are not compensated for administrative services rendered.

         Contributions: The Plan provides for participant contributions of up to 15% of annual compensation, as defined in the Plan. The Plan does not provide for employer contributions. Participants may also contribute amounts representing distributions from other qualified defined benefit or contribution plans. Contributions are subject to certain limitations.

         Participant Accounts: Each participant's account is credited with the participant's contributions and an allocation of Plan earnings. Allocations are based on participant account balances, as defined in the Plan. The benefit to which a participant is entitled is the benefit that can be provided from the participant's vested account.

         Vesting: Participants are immediately vested in their contributions, plus actual earnings thereon.

         Investment Options: Upon enrollment in the Plan, participants may direct the custodian as to the investment of their account balances into five investment options offered by the Plan. The Plan offers four mutual funds, each managed by The Vanguard Group, and one fund investing in Cadmus common stock as investment options for participants. Participants can direct the investment of contributions and can transfer funds between investments on a quarterly basis.

         Payment of Benefits: Distribution of the vested portion of a participant's account will occur upon the participant's termination of service, retirement, death, disability, or hardship withdrawal, as defined in the Plan. A participant is entitled to receive a lump-sum payment or an annuity paid in equal installments, at the participant's option.

                    LANCASTER PRESS, INC. UNION SAVINGS PLAN

2.       Summary of Significant Accounting Policies:

         Basis of Accounting: The financial statements of the Plan are prepared on the accrual method of accounting.

         Investment Valuation and Income Recognition: The Plan's investments are stated at fair value. Investments in Cadmus common stock and mutual funds are valued at quoted market prices. Net realized and unrealized appreciation (depreciation) is recorded in the accompanying statement of changes in net assets available for benefits as net appreciation (depreciation) in fair value of investments.

         Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date.

         Payment of Benefits: Benefits are recorded when paid.

         Use of Estimates: The preparation of financial statements in conformity with generally accepted accounting principles requires the Plan administrator to make estimates and assumptions that affect certain reported amounts and disclosures. Actual results could differ from those estimates.

3.       Investments:

         Investments that represent 5% or more of the Plan's net assets at December 31 are as follows:

                                                                   2001       2000
                                                                   ----       ----
         The Vanguard Group:
           Money Market Reserves - Federal Money Market Fund  $  109,262 $   118,597
           Fixed Income Securities Fund - Short-Term
             Federal Fund                                        181,264     116,161
           Wellington Fund                                       617,024     550,517
           Index Trust - 500 Index Fund                          911,605   1,077,849

         During 2001, the Plan's investments appreciated (depreciated) in fair value as follows:

                  Mutual funds                                $(135,962)
                  Common stock                                       61
                                                              ---------

                        Net depreciation                      $(135,901)
                                                              =========

                    LANCASTER PRESS, INC. UNION SAVINGS PLAN

4.       Administrative Expenses:

         Administrative expenses of the Plan are paid jointly by the Company and participants. Investment advisory fees are paid by the Plan. Although not required by the Plan, certain management, accounting, and audit services are provided by the Company at no cost to the Plan.

5.       Tax Status:

         The Plan obtained its latest determination letter on February 2, 1996, in which the Internal Revenue Service stated that the Plan, as amended, was in compliance with the applicable requirements of the Internal Revenue Code. The Plan has been amended since receiving the determination letter. During 2002, the Plan filed a request for determination letter from the Internal Revenue Service. The Plan administrator believes that the Plan is designed and is currently being operated in compliance with the applicable requirements of the Internal Revenue Code.

6.       Plan Termination:

         Although it has not expressed any intent to do so, the Company has the right under the Plan to terminate the Plan at any time, subject to the provisions of ERISA.

7.       Related-Party Transactions:

         The Plan invests in Cadmus Communications Corporation common stock. This is a related-party transaction and is identified as a party-in-interest in the accompanying supplemental information.

                    LANCASTER PRESS, INC. UNION SAVINGS PLAN

                          EIN: 23-2424257    Plan-004

                 Schedule of Assets Held for Investment Purposes
                              at December 31, 2001


      Identity of Issue, Borrower, Lessor                                          Current
               or Similar Party                    Description of Investment        Value
               ----------------                    -------------------------        -----
The Vanguard Group:
  Money Market Reserves - Federal Money Market
    Fund                                                  Mutual fund           $   109,262
  Fixed Income Securities Fund - Short-Term
   Federal Fund                                           Mutual fund               181,264
  Wellington Fund                                         Mutual fund               617,024
  Index Trust - 500 Index Fund                            Mutual fund               911,605
Cadmus Communications Corporation *                      Common stock
                                                         (336 shares)                 3,550
                                                                                -----------

                                                                                $ 1,822,705
                                                                                ===========

"Cost" is not required as all investments are participant directed.
 * Represents a party-in-interest to the Plan.

See accompanying notes to financial statements.